CALIFORNIA RESIDENTS  SUITABILITY REQUIREMENTS

                    FOR PURCHASE OF SHARES OF

                       DML SERVICES, INC.


     In conformance with California Code of Regulations, this offering is limited in the state of California, to suitable investors who have:

     1. a liquid net worth of not less than $75,000 and a gross annual income of not less than $50,000,

          or

     2.   a liquid net worth of $250,000.

     In both instances net worth is calculated exclusive of their home, home furnishings and automobile.

     Regardless, the investment in DML Services, Inc. may not exceed 10% of the investors net worth.

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